Actelis Networks, Inc.

4039 Clipper Court

Fremont, California 94538

February 22, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1/A
File No. 333-276425

Withdrawal of Acceleration Request - Registration Statement on Form F-1/A (File No. 333-276425)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on February 20, 2024 in which we requested the effective date of the above-captioned Registration Statement (File No. 333-276425) on Form S-1/A be accelerated so that it would be declared effective at 4:00 p.m., Eastern Time, on February 22, 2024, or as soon as thereafter practicable.

The purpose of this letter is to memorialize our conversion with the Securities and Exchange Commission on February 22, 2024 prior to 4:00 p.m., Eastern Time in which we advised that we are not seeking effectiveness of the above-captioned Registration Statement on Form S-1/A at the above requested time and that we intend to resubmit our request for acceleration of effectiveness at a later date.

We hereby formally withdraw our request for acceleration of the effective date at 4:00 p.m., Eastern Time, on February 22, 2024.

* * * *

Very Truly Yours,

Actelis Networks, Inc.

/s/ Yoav Efron
Yoav Efron
Chief Financial Officer